SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: March 25, 2026

List of Materials

Documents attached hereto:

Announcement Regarding the Discontinuation of Development and Launch of Sony Honda Mobility’s Electric Vehicle Models and the Review of Its Business Direction

March 25, 2026

Sony Group Corporation

Announcement Regarding the Discontinuation of Development and Launch of Sony Honda Mobility’s Electric Vehicle Models and the Review of Its Business Direction

Sony Group Corporation (“Sony”), Honda Motor Co., Ltd. (“Honda”) and Sony Honda Mobility Inc. (“SHM”), a joint venture between Sony and Honda, today announced that SHM has decided to discontinue the development and launch of its first model, AFEELA 1, as well as its second model of AFEELA-branded vehicles that had been under development (collectively, the “Models”), and that the three companies will review SHM’s business direction. For details, please refer to the attached press releases.

Sony accounts for SHM using the equity method, and records its 50% share of SHM’s net income after taxes as operating income in All Other in its consolidated results. Sony continues to evaluate the impact that the discontinuation of the Models would have on Sony’s consolidated results of operations and financial position for the fiscal years ending March 2026 and 2027. However, SHM has been conducting its business under an asset-light approach, and Sony believes that the impact will not be material to Sony’s consolidated results of operations and financial position.

Sony will continue to collaborate and hold discussions with Honda and SHM regarding SHM’s future business direction and intends to provide further updates when available.

End of document

Sony Honda Mobility

2026.3.25

Discontinuation of Development and Launch of AFEELA 1 and the Second Model of AFEELA Vehicles

Tokyo, Japan- March 25, 2026 –Sony Honda Mobility Inc. (“SHM”) today announced that it has decided to discontinue the development and launch of its first model, AFEELA 1, and its second model of AFEELA vehicles that had been under development (collectively, the “Models”). SHM’s decision comes following discussions between its parent companies, Sony Group Corporation (“Sony”) and Honda Motor Co., Ltd. (“Honda”).

Since its establishment in September 2022, SHM has aimed to develop and sell high value-added mobility products and to provide mobility-related services by combining the technologies, expertise, and development capabilities of Sony and Honda. However, as a result of Honda’s reassessment of its automobile electrification strategy announced on March 12, 2026, SHM will not be able to utilize certain technologies and assets that were originally planned to be provided by Honda at the time of SHM’s initial business planning. In light of this change, SHM has determined that it does not have a viable path forward to bring the Models to market as originally planned.

As a result of this decision, SHM will issue full refunds of the reservation fees received for current holders of reservations for AFEELA 1 in California in the U.S.

SHM will continue discussions with Sony and Honda regarding its future business plans.

March 25, 2026

Sony Group Corporation

Honda Motor Co., Ltd.

JOINT STATEMENT FROM SONY GROUP CORPORATION AND HONDA MOTOR CO., LTD.

REGARDING THE REVIEW OF SONY HONDA MOBILITY’S BUSINESS DIRECTION

Tokyo, Japan - Since its establishment in September 2022, Sony Honda Mobility Inc. (“SHM”), the joint venture (“JV”) formed by Sony Group Corporation (“Sony”) and Honda Motor Co., Ltd. (“Honda”) has aimed to develop and sell high value-added mobility products and to provide mobility-related services by combining the technologies, expertise, and development capabilities of Sony and Honda.

However, as a result of Honda’s reassessment of its automobile electrification strategy announced on March 12, 2026 and factoring the changes to the EV market, the underlying assumptions of SHM’s business operations such as the utilization of certain technologies and assets planned to be provided by Honda were fundamentally altered, resulting in the announcement by SHM today to discontinue the development and launch of its first model, AFEELA 1, and its second model. At the same time, Sony, Honda and SHM have determined to review SHM’s business direction.

Sony, Honda and SHM will continue to discuss and evaluate the future of SHM, taking into account the initial purpose of the JV establishment as well as the latest EV market environment, and intend to jointly announce SHM’s future direction, mid to long-term positioning as well as contributions to the future of mobility at the earliest possible opportunity.